UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Business Development Corporation of America

Address of Principal Business Office (No. & Street, City, State, Zip Code):	405 Park Avenue, 15th Floor New York, NY 10022

Telephone Number (including area code):	(212) 415-6500

Name and Address of Agent For Service of Process:	Nicholas S. Schorsch Business Development Corporation of America 405 Park Ave, 15th Floor New York, New York 10022

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 7th day of May, 2010.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA
By:	/s/ Nicholas S. Schorsch
Name:	Nicholas S. Schorsch
Title:	Chief Executive Officer and Chairman of the Board

Attest:	/s/ William M. Kahane
Name:	William M. Kahane
Title:	President and Chief Operating Officer